PEARSON

16 August 2002

02049432

02 AUG 19 AM 10: 21

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. Three Forms G88(2) - Return of Allotments of Shares

2. Two announcements Nos. AVS 962122 & 057525

3. One Schedule 11

4. Press Releases –
   - ***Penguin to set up new publishing venture in Ireland***
   - ***Pearson Education expands higher education art textbook………***
   - ***Pearson operating profits up 27% in first half***

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

PROCESSED
AUG 3 0 2002
THOMSON
FINANCIAL

Very truly yours

C. Abraham.

pp. Julia Casson
Company Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

02 AUG 19 AM 10: 32

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	1	AUG	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	39,321		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.15		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PEARSON QUEST LIMITED Address 80 STRAND LONDON UK Postcode WC2R 0RL	Class of shares allotted ORDINARY	Number allotted 39,321
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 12/8/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager /~~ receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars

The Causeway Worthing West Sussex BN99 6DA

ESP/MAT/ALLOT1

Tel 01903-833202

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	7	AUG	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	13,988		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£5.785		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

lames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PEARSON QUEST LIMITED	Class of shares allotted	Number allotted
Address 80 STRAND	ORDINARY	13,988
LONDON		
UK Postcode WC2R 0RL		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

igned [signature] Date 14/8/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ease give the name, address, elephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/MAT/ALLOT2 Tel 01903-833202
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	7	08	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	10,155		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	578.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pearson Quest Limited Address 80 Strand London UK Postcode WC2R 0RL	Class of shares allotted Ordinary	Number allotted 10,155
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 14/8/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN6149/6172 Tel 01903-833692
DX number DX exchange

PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

15 August 2002

Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 962122

Dear Sirs

On 15 August, Mr David Bell transferred 500 Pearson plc shares to his adult son as a gift.

Mr Bell's beneficial ownership of Pearson plc shares was 50,816 prior to this transfer and 50,316 following it.

Yours faithfully

S. Jones

Stephen Jones
Deputy Secretary

SAJ/DC

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

AVS No: **057525**

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

WORLDWIDE SAVE FOR SHARES

3. Period of return:

From **DECEMBER 2001** To **MAY 2002**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

122,532

5. Number of shares issued / allotted under scheme during period:

80,421

6. Balance under scheme not yet issued / allotted at end of period

42,111

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1 MILLION on 8 June 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

800,688,971

Contact for queries

Name Jennifer Murphy
Address Pearson plc 80 Strand London WC2R 0RL
Telephone 020 7010 2256

Person making the return

Name Jennifer Murphy
Position Senior Co. Sec. Assistant
Signature [signature]

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

AVS No: **057525**

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

1988 EXECUTIVE SCHEME

3. Period of return:

From **DECEMBER 2001** To **MAY 2002**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,137,765

5. Number of shares issued / allotted under scheme during period:

28,493

6. Balance under scheme not yet issued / allotted at end of period

1,109,272

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,532,398 on 15 November 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

800,688,971

Contact for queries

Name Jennifer Murphy
Address Pearson plc 80 Strand London WC2R 0RL
Telephone 020 7010 2256

Person making the return

Name Jennifer Murphy
Position Senior Co. Sec. Assistant
Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

AVS No: **057525**

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

1998 EXECUTIVE SCHEME

3. Period of return:

From **DECEMBER 2001** To **MAY 2002**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

599,792

5. Number of shares issued / allotted under scheme during period:

13,764

6. Balance under scheme not yet issued / allotted at end of period

586,028

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

876,326 on 15 November 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

800,688,971

Contact for queries

Name Jennifer Murphy
Address Pearson plc 80 Strand London WC2R 0RL
Telephone 020 7010 2256

Person making the return

Name Jennifer Murphy
Position Senior Co. Sec. Assistant
Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

AVS No: **057525**

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

1992 US SENIOR EXECUTIVE

3. Period of return:

From **DECEMBER 2001** To **MAY 2002**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

898,895

5. Number of shares issued / allotted under scheme during period:

3,000

6. Balance under scheme not yet issued / allotted at end of period

895,895

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,181,607 on 15 November 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

800,688,971

Contact for queries

Name Jennifer Murphy
Address Pearson plc 80 Strand London WC2R 0RL
Telephone 020 7010 2256

Person making the return

Name Jennifer Murphy
Position Senior Co. Sec. Assistant
Signature Murphy

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

AVS No: **057525**

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

US SENIOR EXECUTIVE

3. Period of return:

From **DECEMBER 2001** To **MAY 2002**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

167,685

5. Number of shares issued / allotted under scheme during period:

8,344

6. Balance under scheme not yet issued / allotted at end of period

159,341

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

575,000 on 21 October 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records

800,688,971

Contact for queries

Name Jennifer Murphy
Address Pearson plc 80 Strand London WC2R 0RL
Telephone 020 7010 2256

Person making the return

Name Jennifer Murphy
Position Senior Co. Sec. Assistant
Signature

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

PEARSON PLC

2. Name of director

DAVID CHARLES MAURICE BELL

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR'S OWN HOLDING

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

AS IN 2) ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

NO

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE OF "SAVE AS YOU EARN" OPTIONS

7. Number of shares / amount of stock acquired

650

8. Percentage of issued class

0.00008%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

25P ORDINARY SHARES

12. Price per share

529.50P

13. Date of transaction

7 AUGUST 2002

14. Date company informed

7 AUGUST 2002

15. Total holding following this notification

50,816

16. Total percentage holding of issued class following this notification

0.00635%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

JENNIFER MURPHY – 020 7010 2256

25. Name and signature of authorised company official responsible for making this notification

STEPHEN JONES, DEPUTY SECRETARY

Date of Notification

7 AUGUST 2002

PRESS

- recent press releases
- all press releases
- management team
- presentations
- pearson in the press
- company press centres
- photo library
- logo library
- acquisitions
- disposals
- IR contacts
- press contacts

PENGUIN TO SET UP NEW PUBLISHING VENTURE IN IRELAND

13-08-2002

London, 13 August 2002, It was announced today that Penguin is to open a new publishing venture in Ireland. Penguin Ireland is to be headed up by Michael McLoughlin. As Managing Director of the new business, Michael McLoughlin will be based in Dublin, where he will set up a team of editorial, publicity and marketing people to launch a list of fiction and non-fiction titles ready for publication in the autumn of 2003. He will work with Penguin's existing Irish sales team to sell these titles into the trade. Penguin Ireland aims to become the leading publisher of Irish-interest literary and commercial fiction and general non-fiction on the island.

Michael McLoughlin, MD of Penguin Ireland said, "Irish interest titles perform disproportionately well in Ireland, where they account for over 40% of all general book sales and dominate the bestseller lists. Whilst this proves there is a flourishing local publishing scene, there remains a strong need to harness the talent of the authors to a professional organisation which has its sights set on the international stage. By applying the rigorous standards of a world-class company such as Penguin to books with Irish themes, I believe we can bring Irish titles to the widest possible audience."

Helen Fraser, Managing Director of Penguin said, "Ireland has long been a powerhouse for generating English language bestsellers. Maeve Binchy, Marian Keyes, Eoin Colfer, Roddy Doyle and William Trevor are just some of the names who have taken Irish writing to an international reading public. We have known for some time that to do really well in Ireland, you need a strong presence on the ground. Michael has worked with Penguin's sales and publicity teams for more than four years now, and we know he is the ideal person to lead our publishing in Ireland. He has an unrivalled understanding of the market and the media, has experience of working closely with authors and has great instincts for what people want to read."

Michael McLoughlin and Helen Fraser are available for comment.

Notes

1. Michael McLoughlin has eleven years of Irish book trade experience including four with the Irish publisher, Poolbeg Press. He founded McLoughlin PR in 1995 since when it became the leading books and arts PR agency in Ireland whose clients included Penguin, Hodder Headline, Random House, Transworld, Orion, Faber & Faber, Simon & Schuster and Eason.

2. Penguin is part of Pearson, the international media company with market leading businesses in education, business information and consumer publishing.

3.Penguin is the number one brand in consumer publishing in the UK and is ranked as the 10th greatest media brand in the world (source: The World's Greatest Brands ed. Nicholas Kochan, Interbrand Plc)

Contacts

Joanna Prior, Marketing and Publicity Director of Penguin:
Phone: +44 20 7010 3250
Mobile: +44 7770 380 557
email: joanna.prior@penguin.co.uk

Michael McLoughlin:
Phone: +353-1-411 7060
Mobile: +353-87-261 5667
e-mail: michael@mcloughlinpr.com

PRESS RELEASES

PEARSON EDUCATION EXPANDS HIGHER EDUCATION ART TEXTBOOK BUSINESS THROUGH ACQUISITION OF FIFTY PRESTIGIOUS ABRAMS TEXTBOOK TITLES

12-08-2002

Upper Saddle River, NJ – August 12, 2002 – Pearson Education, the world's leading educational publisher (a Pearson company, NYSE:PSO) announced its acquisition of the art history textbook list from Harry N. Abrams, Inc., the preeminent American publisher of high-quality art and illustrated books.

Abrams and Pearson's Prentice Hall have maintained a co-publishing relationship spanning nearly fifty years, in which Prentice Hall marketed Abrams' renowned art textbooks to the college market. The move represents a mutual agreement in which Abrams will continue to focus on its core business in art and illustrated books for the trade, while Prentice Hall will enhance its art history offerings for higher education with fifty prestigious Abrams textbooks, including H.W. Janson's History of Art, four million copies of which are currently in print.

"Prentice Hall is honored and excited to assume editorial and production responsibilities for the Abrams' Art History textbook list," said Yolanda de Rooy, President of Humanities and Social Sciences at Prentice Hall. "We affirm our commitment to preserve the quality and integrity that Harry N. Abrams has brought to these titles for generations of students." Under the agreement, many of these titles will continue to carry the Abrams imprint and Abrams will continue to distribute them to the trade.

The complete list includes seminal art history textbooks such as History of Italian Renaissance Art by Frederick Hartt and History of Modern Art: Painting, Sculpture, Architecture, Photography by H. H. Arneson and Marla F. Prather.

"Abrams will continue to be the leading publisher of high-quality art and illustrated books," said Steven Parr, President and CEO of Abrams. "I am excited by the opportunity we now have to expand our trade business further along existing lines and new areas that complement our current publishing program."

Notes

About Pearson Education
Educating 100 million people worldwide, Pearson Education is the global leader in integrated education publishing. With such renowned brands as Prentice Hall, Longman, Scott Foresman, Addison Wesley, NCS Pearson, and many others, Pearson Education provides quality content, assessment tools and educational services in all available media to a worldwide marketplace, spanning the learning curve from birth through college and beyond.

Pearson Education is also the global leader in online learning with nearly 2,000 textbook companion Web sites, the InformIT website for technology professionals, and Family Education Network, the award-winning online resource for parents, teachers, and children. For more information, visit www.pearsoned.com.

Pearson Education is part of Pearson (NYSE: PSO), the international media company. In addition to Pearson Education, Pearson's primary operations include the Financial Times Group and the Penguin Group.

About Harry N. Abrams, Inc.
Now in its 53rd year, Harry N. Abrams, Inc. is owned by La Martiniere Group, headquartered in Paris. Abrams is the preeminent publisher in the U.S. of fine art and illustrated books on a wide range of subjects, and also publishes children's books, Abrams Books for Young Readers, calendars, and a new line of gift and stationery products under the Abrams, Abradale and Stewart, Tabori and Chang imprints. Abrams publishes and distributes approximately 200 new books annually and currently has over 1,500 titles in print.

Contacts

Kit Thompson
Pearson Education
Phone: 212-782-3486
kit.thompson@pearsoned.com

Carol Morgan
Harry N. Abrams, Inc.
Phone: 212- 229-7183
cmorgan@abramsbooks.com

PRESS RELEASES

PRESS

- recent press releases
- all press releases
- management team
- presentations
- pearson in the press
- company press centres
- photo library
- logo library
- acquisitions
- disposals
- IR contacts
- press contacts

PEARSON OPERATING PROFITS UP 27% IN FIRST HALF

29-07-2002

On track for strong earnings rebound in 2002

NEW YORK (July 29)— Pearson, (LSE: PSON; NYSE: PSO) the international media company, reported that operating profit from continuing operations (before goodwill and exceptional items) increased by 27% to £76 million ($116 million) in the first half of 2002, compared to £60 million ($91 million) in the first half of 2001. Pre-tax profit (operations before goodwill, integration costs and non-operating items) increased to £26 million ($40 million) up from £5 million ($8 million) in the same period last year. Adjusted earnings per share increased to 0.5p from a loss of 1.5p per share in the same period last year, with the benefit of lower internet losses and reduced interest charges, which more than offset a £31 million ($47 million) (55%) fall in the earnings contribution from advertising-related newspaper operations. Dividend per share was 9.1p up 5% from 8.7p in the same period last year.

A loss after goodwill amortization for the half-year of £207 million ($315 million) (26.0p per share) reflects the fact that Pearson makes nearly all its profits in the second half, but goodwill is amortized evenly through the year. A loss of £118 million ($179 million) (14.8p per share) in the same period last year reflected an exceptional tax gain of £121 million ($184 million) which was not repeated in 2002.

Sales in the six months to June 30, 2002 were £1,813 million ($2,756 million), 3% lower than in the first half of 2001, due to lower advertising revenues at the Financial Times Group.

The company is on track for strong earnings rebound in 2002:

- Competitive performances in all businesses:

  -Education and consumer publishing set for good revenue and earnings growth

  -Cost management across business newspapers to mitigate advertising

downturn

-Sharing assets, process and culture to drive performance.

- Internet losses and interest charges down sharply on last year.
- Good cash generation and reduced working capital.

Marjorie Scardino, Pearson's chief executive, said:

"We've improved our earnings and cash performance despite the worst downturn in corporate advertising for 30 years. The strength of our education and consumer publishing businesses should help us to sustain this momentum both through the second half, when we make most of our profits, and in 2003."

Pearson: outlook

Pearson makes most of its sales and almost all of its profits in the second half of the year. We are on course to deliver a significant recovery in adjusted earnings per share in 2002, in line with our previous expectations*.

We expect our education businesses to increase underlying revenues in the 3–5% range with margins broadly in line with those achieved in 2001. The Penguin Group looks set to deliver double-digit growth in profits. If advertising demand continues at the level we saw in the first half of the year, we expect the FT Group to record operating profits for the full year some 10-15% lower than in 2001. This is before losses from internet enterprises, which are expected to be less than £60 million ($91 million) for the full year for Pearson as a whole (compared to £137 million ($208 million) last year).

For the full year, we expect free cash flow to benefit from actions taken to improve use of working capital and lower restructuring costs. We also expect a modest reduction in our interest charge, compared to the first half of this year**.

* A 5 cent change in the average exchange rate for the full year (which for the six months to June 30 was £1:$1.45) will have an impact at approximately 1p on adjusted earnings per share.

** This excludes a one-time cost this year of £37m relating to actions taken this year to maintain the proportion of debt we pay at fixed and floating rates.

Pearson's interim results presentation for investors and analysts will be webcast live today from 0930 GMT and available for replay from 12 noon BST via www.pearson.com.

We will also be holding a conference call for US investors at 10:00am EST/1500 (BST). The toll free dial-in number is + 1 (800) 513 7968, the international dial-in number is +44 20 8240 8246 and the password is Pearson. To listen to the audiocast, please register at www.pearson.com.

Video interviews with Pearson's senior management are also available at www.pearson.com.

The press release including operating businesses and financial statements is available on www.pearson.com.

Notes

Notes: throughout this statement:

1. 2001 numbers have been restated for FRS19, the new accounting standard for deferred tax.
2. 'underlying growth' excludes the impact of acquisitions, disposals and currency movements, but all are detailed in this announcement.
3. Sterling figures have been translated into dollars at a rate of 1:$1.52 for reference purposes only.

Contacts

John Fallon / Luke Swanson Pearson + 44 (0) 20 7010 2310 Steve Lipin / Wendel Carson Brunswick +212 333 3810